Morgan Stanley

Free Writing Prospectus
Registration Statement
Nos. 333-221595; 333-221595-01
Dated March 4, 2019
Filed Pursuant To Rule 433



Investing with Impact through Structured Investments

MARCH 2019

Summary

Morgan Stanley Structured Investments offer investors a differentiated way to pursue financial and impact goals. Structured Investments can be used as alternatives to traditional investments, and can provide enhanced upside exposure and/or downside protection.

TABLE OF CONTENTS

2 Investing with Impact
3 Understanding Structured Investments
4 Introduction to Leveraged Performance Securities
5 *PLUS*℠
7 *Buffered PLUS*℠
9 Selected Risk Considerations

SELECT STRUCTURED INVESTMENTS: PLUS℠ Securities

Leveraged Performance securities provide a wide range of investment opportunities with varying features, tailored to meet different investment views and objectives, including:

- PLUS℠
- Buffered PLUS℠

SELECT AVAILABLE UNDERLIERS: Investing with Impact

- MSCI KLD 400 Social Index
- MSCI USA ESG Select Index
- MSCI USA ESG Leaders Index
- MSCI World ESG Leaders Index
- MSCI USA Women's Leadership Index

Investing in structured investment securities involves risks. See "Selected Risk Considerations."
This material was not prepared by the Morgan Stanley research department and it should not be regarded as a research report.

Investing with Impact at Morgan Stanley aims to deliver a comprehensive and holistic wealth solution for clients seeking to generate market - rate financial returns alongside positive environmental and social impact. With a robust suite of over 120 investment strategies, portfolio solutions, as well as proprietary reporting tools and analytics, our clients can advance broad sustainability solutions as well as mitigate climate change, support diversity and inclusion, promote community economic development and more. Since 2012, our client - centered approach has helped the families, individuals and organizations we serve to invest in a way that aligns their personal or organizational values with their investments, to empower our clients to Invest with Impact. Investing with Impact can be incorporated into investment decisions in a variety of ways. For instance, an investor looking to align with gender equality can minimize exposure to companies with poor diversity records and policies. An investor could also intentionally support better gender diversity through increased exposure to companies committed to employing and advancing women in leadership roles. Investors can also get broader exposure to sustainability by investing in companies with strong Environmental, Social and Governance ( ESG ) attributes. Morgan Stanley offers a variety of investor tool kits for clients to understand the spectrum of approaches available to invest in themes such as climate change and gender diversity. Underlier Theme MSCI KLD 400 Social Index Broad - Based ESG MSCI USA ESG Select Index Broad - Based ESG MSCI USA ESG Leaders Index Broad - Based ESG MSCI World ESG Leaders Index Broad - Based ESG MSCI USA Women’s Leadership Index Gender - Equality Investing with Impact As of March 2019. Subject to additions and removals. Available Underliers investing with impact through structured investments 2 MORGAN STANLEY | 2019 Investing with Impact Financial Goals Financial performance driven by economic fundamentals Impact Goals Positive social and/or environmental outcomes driven by values and mission MSCI ESG indices attempt to offer investors exposure to companies deemed to have strong ESG performance and corporate practices.

Understanding Structured Investments Structured investments can be tailored to meet different investment objectives for many types of investors — from those offerings that return par at maturity to those that are more growth - oriented and expose investors to greater market risk. The features of these securities may be represented by five basic categories: Market - Linked CDs (FDIC insured) and Market - Linked Notes, Partial Principal at Risk Securities , Leveraged Performance Investments, Enhanced Yield Investments and Access Investments . Structured Investments can be offered in a variety of forms, such as certificates of deposit, units or warrants, but are most commonly offered as senior unsecured notes with returns linked to the performance of individual or combinations of underlying assets, including equities, commodities, currencies and interest rates. Some of these asset classes may be difficult for individual investors to access through traditional means. These notes, however, expose investors to the credit risk of the issuer and are not a direct investment in the underlying asset . In addition to the credit risk of the issuer, investing in Structured Investments involves risks that are not associated with investments in ordinary fixed or floating rate debt securities . Please read and consider the risk factors set forth under “Selected Risk Considerations” as well as the specific risk factors contained in the offering documents for any specific Structured Investment . 1 Enhanced Yield Structured Investments are often linked to a single stock, which increases risk in the underlying asset, but some Enhanced Yield structures can pay par at maturity, which results in lower risk to the principal amount invested. Depending on the features of a particular offering, Enhanced Yield and Leveraged Performance offerings are often equally as aggressive, as compared to Partial Principal at Risk Securities, Market - Linked CDs and Market - Linked Notes. These strategies are usually for income - oriented investors. Investing in Structured Investments involves risk, including the possibility of a total loss of principal. Investors should read the security’s offering documentation prior to making an investment decision. Risk - Return Spectrum investing with impact through structured investments MORGAN STANLEY | 2019 3 More aggressive, higher risk level and higher potential return Enhanced Yield 1 Leveraged Performance * Bull PLUS SM Buffered PLUS SM Partial Principal at Risk Securities Market - Linked Notes Market - Linked CDs More conservative, lower risk level and lower potential return * See pages 4 - 8 for more information.

investing with impact through structured investments

Introduction to Leveraged Performance Securities

Key Features

1 Leveraged upside exposure within a range of price performance

2 Similar downside market risk to owning an investment directly with one-for-one downside exposure

3 Most PLUS℠ have maturities of approximately 12 to 36 months

Key Risks

1 Risk of loss of principal at maturity and increased loss if not held to maturity

2 All payments subject to the credit risk of the issuer

3 No interest payments or dividends - unless specified, PLUS℠ notes linked to equities will be calculated on a price-return basis

Investing in PLUS℠ notes involves risks. See "Selected Risk Considerations."

Asset allocation does not assure a profit or protect against loss in declining financial markets.

Performance Leveraged Upside Securities (PLUS℠) represent a leveraged performance strategy that can be used to achieve specific investment objectives through various risk-reward profiles. Common applications include:

Using PLUS℠ notes as an enhanced alternative to traditional investments. PLUS℠ notes offer investors an opportunity to enhance portfolio returns while being exposed to similar downside market risk relative to a direct investment in the underlying asset, provided that the notes are held to maturity. In exchange for leverage within a range of performance, most PLUS℠ returns are subject to a maximum payment at maturity, and all payments on the PLUS℠ are subject to the credit risk of the issuer. This leverage feature may provide investors with enhanced returns relative to a direct investment in the underlier, with similar one-for-one downside subject to a buffer.

For PLUS℠ notes linked to equities, the performance of the equity underliers is typically calculated on a price-return basis, and therefore the payout on the PLUS℠ will not reflect any dividends paid on the underlier that you would receive with a direct investment in the equity. Accordingly, the performance comparisons in this document are based on the price return of the underliers. If a specific PLUS℠ note is linked to an underlier calculated on a total-return basis, it will be specified in the applicable offering document.

Using PLUS℠ notes to diversify underlying asset class exposure. To assist in portfolio allocation, Morgan Stanley regularly offers PLUS℠ tied to the performance of major benchmark indexes, as well as more tactical PLUS℠ linked to current market themes (such as Investing with Impact) and a variety of asset classes. However, PLUS℠ notes are debt securities of the applicable issuer, they do not provide investors with ownership of the underlying assets and all payments on the PLUS℠ notes are subject to the credit risk of that issuer. This material addresses two of the most common PLUS℠ structures (Bull and Buffered PLUS℠). Other variations of PLUS℠ are possible, but they are not discussed in this introductory material.

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For investors who believe markets will appreciate in the near term, Bull PLUS SM notes generally pay a multiple of the price return of the underlier up to a maximum payment at maturity. In moderately bullish markets, the leverage feature can outperform a direct investment in the underlying asset. The leverage factor means fewer dollars may be allocated to an underlying strategy to drive comparable upside returns, subject to the maximum payment at maturity — freeing up assets for other investments. This approach of reducing the overall dollars invested in the underlier may help limit potential overall losses in the investor’s portfolio if the underlier depreciates at maturity, although the full amount of the investor’s principal investment will still be exposed to any declines in the underlier level. Bull PLUS Enhanced upside exposure subject to a maximum payment at maturity, and full downside risk. Sample Terms Upside Leverage 200 % Maximum Payment at Maturity 116 % Downside Risk 100 % This example is for hypothetical purposes only. investing with impact through structured investments MORGAN STANLEY | 2019 5 Bull PLUS Underlier Underlier Loss/Profit 100 0 + + – – Maximum Payment Bull PLUS Outperformance Range

investing with impact through structured investments

Bull PLUS Sample Returns at Maturity

Underlier Price Return		Bull PLUS Return
-20%	1x Downside Exposure	-20%
0%		0%
+2%	2x Levered Upside Exposure	+4%
+4%		+8%
+6%		+12%
+8%		+16%
+10%	Maximum Payment is 116%	+16%
+12%		+16%
+16%		+16%
+17%	Maximum Payment is 116%	+16%
+20%		+16%

If the underlier depreciates at maturity, the Bull PLUS℠ will redeem for an amount that is less than the principal investment. The loss can potentially be significant.

If the underlier has appreciated at maturity, if the appreciation is less than the maximum payment of 16%, the Bull PLUS℠ will outperform a direct investment in the underlier.*

If the underlier has appreciated by more than 16% at maturity, the Bull PLUS℠ will return 16% and underperform a direct investment in the underlier.*

This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.

* Excluding dividends

Bull PLUS℠ notes do not provide any protection against a market decline.

Investors can use Bull PLUS℠ notes to complement existing long market exposure. For example, an investor may choose to replace 20% of an allocation in a broad market index with a PLUS℠ note linked to the same index. This strategy enables an investor to enhance overall portfolio performance in moderately bullish markets while being exposed to similar downside market risk, provided that the PLUS℠ notes are held to maturity.

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Investors who are not comfortable retaining full downside exposure may want to consider Buffered PLUS SM notes. Buffered PLUS SM notes provide a limited buffer against a loss at maturity and enhanced upside exposure, subject to a maximum return at maturity. In exchange for this buffer against a modest decline at maturity, Buffered PLUS SM notes tend to have lower maximum payments at maturity or lower upside leverage, as compared to Bull PLUS SM notes with the same maturity and the same underlier . HOW THE BUFFER FEATURE WORKS. If the underlier has declined at maturity, as long as it has not declined by more than the buffer amount (usually 10% to 20% of the underlier’s initial level), the Buffered PLUS SM will return par . However, if the underlier declines by more than the buffer amount, the Buffered PLUS SM will return par minus any decline beyond the buffer amount. For example, if the buffer amount is 10 % of the underlier’s initial level and at maturity the underlier has declined by 25%, the Buffered PLUS SM will return a 15% loss. Buffered PLUS Enhanced upside exposure subject to a maximum payment at maturity with limited protection against downside risk. Sample Terms Upside L everage 200 % Maximum Payment at Maturity 118% Buffer Amount 10% This example is for hypothetical purposes only. investing with impact through structured investments MORGAN STANLEY | 2019 7 Buffered PLUS Underlier Underlier Loss/Profit 100 0 + + – – Maximum Payment Buffered PLUS Outperformance Range Buffer

investing with impact through structured investments

Buffered PLUS Sample Returns at Maturity

Underlier Price Return		Buffered PLUS Return
-40%	Principal Below Buffer is at Risk	-30%
-20%		-10%
-10%	Par is Paid	0%
-5%		0%
0%		0%
+2%	2x Levered Upside Exposure	+4%
+6%		+12%
+9%		+18%
+10%	Maximum Payment is 118%	+18%
+12%		+18%
+14%		+18%
+25%	Maximum Payment is 118%	+18%
+40%		+18%

If the underlier depreciates by more than 10%, investors lose 1% for every 1% depreciation in excess of 10%. If the underlier declines by 25%, the investor's loss is 15%; however, the Buffered PLUS℠ performance is still 10% better than a direct investment in the underlier.*

If the underlier declines by 10% or less, the Buffered PLUS℠ redeems for par and outperforms a direct investment in the underlier.*

If the underlier has appreciated at all at maturity, as long as the appreciation is less than the maximum payment of 18%, the Buffered PLUS℠ will outperform a direct investment in the underlier.*

If the underlier appreciates by more than 18% at maturity, the Buffered PLUS℠ will return 18% and underperform a direct investment in the underlier.*

This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.

* Excluding dividends

Buffered PLUS℠ notes can be used by investors who are moderately bullish and wish to complement a long position with a more defensive strategy.

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investing with impact through structured investments MORGAN STANLEY | 2019 9 Selected Risk Considerations • PLUS SM do not pay interest and will either not provide a minimum payment at maturity or only provide a minimum payment of a portion of your principal . • The market price of the PLUS SM will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the underlying index . • PLUS SM are subject to the issuer’s credit risk, and any actual or anticipated changes to the issuer’s credit ratings or credit spreads may adversely affect the market value of the PLUS SM . • The amount payable on the PLUS SM is not linked to the value of the underlying index at any time other than the valuation date(s ) . • Investing in the PLUS SM is not equivalent to investing in the underlying index . • Appreciation potential of the PLUS SM may be limited by the maximum payment at maturity . • The rate the issuer is willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by the issuer’s secondary market credit spreads and advantageous to the issuer . Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the PLUS SM in the original issue price reduce the economic terms of the PLUS SM , cause the estimated value of the PLUS SM to be less than the original issue price and will adversely affect secondary market prices . • Adjustments to the underlying index could adversely affect the value of the PLUS SM . • The PLUS SM will not be listed on any securities exchange and secondary trading may be limited . • Hedging and trading activity by the issuer’s could potentially adversely affect the value of the PLUS SM . • The U . S . federal income tax consequences of an investment in the PLUS SM are uncertain . Potential investors in structured investments should also read and consider the specific risk factors contained in the offering documents for any specific Structured Investment .

investing with impact through structured investments 10 MORGAN STANLEY | 2019 Selected Risk Considerations Important Information and Qualifications : The information provided herein was prepared by sales, trading, or other non - research personnel of one of the following : Morgan Stanley & Co . LLC, Morgan Stanley & Co . International PLC, Morgan Stanley MUFG Securities Co . , Ltd, Morgan Stanley Capital Group Inc . and/or Morgan Stanley Asia Limited (together with their affiliates, hereinafter “Morgan Stanley”), but is not a product of the Morgan Stanley Research Department . This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley Research report or the views of a Morgan Stanley research analyst . We are not commenting on the fundamentals of any companies mentioned . Unless indicated, all views expressed herein are the views of the author and may differ from or conflict with those of the Morgan Stanley Research or others in the Firm . For additional information and important disclosures, see http : //www . morganstanley . com/disclaimers . These materials have been based upon information generally available to the public from sources believed to be reliable . No representation is given with respect to their accuracy or completeness, and they may change without notice . Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials . Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal positions (long or short) in and effect transactions in securities of companies or trading strategies mentioned or described herein and may also perform or seek to perform investment banking, brokerage or other services for those companies and may enter into transactions with them . We may at any time modify or liquidate all or a portion of such positions and we are under no obligation to contact you to disclose any such intention to modify or liquidate or any such modification or liquidation . Morgan Stanley acts as “prime broker” and lender for a number of hedge funds . As a result, Morgan Stanley may indirectly benefit from increases in investments in hedge funds . Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation . We remind investors that these investments are subject to market risk and will fluctuate in value . The investments discussed in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position . Where an investment is denominated in a currency other than the investor’s currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment . The performance data quoted represents past performance . Past performance is not indicative of future returns . No representation or warranty is made that any returns indicated will be achieved . Certain assumptions may have been made in this analysis, which have resulted in any returns detailed herein . Transaction costs (such as commissions) are not included in the calculation of returns . Changes to the assumptions may have a material impact on any returns detailed . HYPOTHETICAL PERFORMANCE RESULTS HAVE MANY INHERENT LIMITATIONS, SOME OF WHICH ARE DESCRIBED BELOW . NO REPRESENTATION IS BEING MADE THAT ANY ACCOUNT WILL OR IS LIKELY TO ACHIEVE PROFITS OR LOSSES SIMILAR TO THOSE SHOWN . IN FACT, THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN HYPOTHETICAL PERFORMANCE RESULTS AND THE ACTUAL RESULTS SUBSEQUENTLY ACHIEVED BY ANY PARTICULAR TRADING PROGRAM . ONE OF THE LIMITATIONS OF HYPOTHETICAL PERFORMANCE RESULTS IS THAT THEY ARE GENERALLY PREPARED WITH THE BENEFIT OF HINDSIGHT . IN ADDITION, HYPOTHETICAL TRADING DOES NOT INVOLVE FINANCIAL RISK, AND NO HYPOTHETICAL TRADING RECORD CAN COMPLETELY ACCOUNT FOR THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING . 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